Thank YOU to middle America and below, the heart of this country. You have restored my faith in humanity during the investing part of Tin Top. We have almost 4 more months to reach 1 million, we are well on our way at just over $113,000.

Often, I get the "I know this multi millionaire and this one and this one and this one that could help." I AM surrounded by the elites of the sport here, and I have reached out. To date, in 3 years of Tin Top the exact dollar amount the extreme wealthy in cutting have contributed to a television series about cutting is zero. Not a single one, not a penny. And that's ok, I get it. I am making a television series about the underdog, america's rancher for America's rancher and the 22 veterans a day. It doesn't resonate with the elite.

This is for you, everyone who's pissed off over massive corporations and politicians destroying what was once the greatest country in the course of human history. So, you have reminded me during this process that good people are all over the heartland. You've opened your wallets in the largest recession in decades and it continues to blow my mind. 887,000 to go, watch me hustle. @highlight

